UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2 Foivis Street,
Glyfada 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is the following financial information of Dynagas LNG Partners LP: the unaudited consolidated condensed financial statements for the six-month period ended June 30, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: September 19, 2014	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

EXHIBIT 99.1

DYNAGAS LNG PARTNERS LP

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of June 30, 2014 (Unaudited) and December 31, 2013
(Expressed in thousands of U.S. Dollars—except for unit data)
	June 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,623	$5,677
Trade receivables	255	190
Prepayments and other assets	354	283
Inventories	227	—
Deferred charges, current portion	413	—
Due from related party (Note 3 (a))	489	1,456
Total current assets	21,361	7,606

FIXED ASSETS, NET:
Vessels, net (Note 3(c) & Note 4)	655,885	453,175
Total fixed assets, net	655,885	453,175

OTHER NON CURRENT ASSETS:
Restricted cash (Note 5)	24,000	22,000
Deferred revenue	1,942	3,627
Deferred charges, net of current portion	1,803	1,652
Due from related party (Note 3(a))	900	675
Total assets	$705,891	$488,735

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt (Note 5)	$20,000	$—
Trade payables	2,529	3,743
Loan from related party (Note 3(b))	—	5,500
Due to related party (Note 3(a))	710	—
Accrued liabilities	920	1,041
Unearned revenue	7,053	4,619
Total current liabilities	31,212	14,903
Deferred revenue	1,741	2,048
Long—term debt, net of current portion (Note 5)	315,000	214,085
Total non-current liabilities	316,741	216,133

Commitments and contingencies (Note 7)	—	—

PARTNERS' EQUITY:
Common unitholders: 20,505,000 units issued and outstanding as at June 30, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013 (Note 8)	305,863	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at June 30, 2014 and December 31, 2013 (Note 8)	51,852	74,580
General partner: 35,526 units issued and outstanding as at June 30, 2014 and 30,000 units issued and outstanding as at December 31, 2013 (Note 8)	223	150
Total partners' equity	357,938	257,699
Total liabilities and partners' equity	$705,891	$488,735

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Income
For the six month periods ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Six month period ended June 30
	2014	2013
REVENUES:
Voyage revenues	$41,872	$42,444
EXPENSES:
Voyage expenses	(364)	(340)
Voyage expenses-related party (Note 3(a))	(539)	(492)
Vessel operating expenses	(6,585)	(6,232)
General and administrative expenses (Note 3(d))	(1,021)	(21)
Management fees-related party (Note 3(a))	(1,419)	(1,358)
Depreciation (Note 4)	(6,852)	(6,733)

Operating income	$25,092	$27,268

OTHER INCOME/(EXPENSES):
Interest and finance costs (Notes 5 & 10)	(3,999)	(4,591)
Other, net	154	51

Total other expenses	(3,845)	(4,540)

Partnership's Net Income	$21,247	$22,728
Common unitholders' interest in Net Income	$11,413	$7,038
Subordinated unitholders' interest in Net Income	$9,813	$15,659
General Partner's interest in Net Income	$21	$31
Earnings per unit, basic and diluted: (Note 9)
Common unit (basic and diluted)	$0.74	$1.04
Subordinated unit (basic and diluted)	$0.65	$1.04
General Partner unit (basic and diluted)	$0.70	$1.04
Weighted average number of units outstanding, basic and diluted: (Note 9)
Common units	15,381,464	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	30,397	30,000

            The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
	Six month period ended June 30,
	2014	2013
Cash flows from Operating Activities:
Net income:	$21,247	$22,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,852	6,733
Amortization of deferred financing fees	236	268
Deferred revenue	1,378	(2,873)
Changes in operating assets and liabilities:
Trade receivables	(65)	(56)
Prepayments and other assets	(71)	(242)
Inventories	(227)	—
Due from/to related party	1,478	(2,328)
Trade payables	3	(1,998)
Accrued liabilities	(107)	(435)
Unearned revenue	2,434	(4,069)

Net cash provided by Operating Activities	33,158	17,728

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions	(209,562)	—
Net cash used in Investing Activities	(209,562)	—

Cash flows from/(used in) Financing Activities:
Decrease/(increase) in restricted cash	(2,000)	3,942
Payment of IPO issuance costs	(1,740)	—
Issuance of common units, net of issuance costs paid	121,045	—
Issuance of general partner units	126	—
Preferential deemed dividend (Notes 3(c) and 8)	(25,508)	—
Distributions paid	(16,188)	—
Proceeds from long-term debt	340,000	—
Repayment of long-term debt	(219,085)	(21,670)
Repayment of loan to related party	(5,500)	—
Payment of deferred finance fees	(800)	—

Net cash provided by/(used in) Financing Activities	190,350	(17,728)

Net increase in cash and cash equivalents	13,946	—
Cash and cash equivalents at beginning of the period	5,677	—

Cash and cash equivalents at end of the period	$19,623	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.
Dynagas LNG Partners LP ("Dynagas Partners" or "The Partnership") was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd ("Dynagas Holding" or "the Sponsor" a Company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members, together the "Family") through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd ("Dynagas Equity").
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries:

(a)
Pegasus Shipholding S.A. ("Pegasus"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)
Lance Shipping S.A. ("Lance"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)
Fareastern Shipping Limited ("Fareastern"), a Maltese corporation that owns the Malta flag, 155,000 cubic meters in carrying capacity, class membrane, LNG carrier Arctic Aurora which was built and delivered to Fareastern in July 2013.

(e)	Quinta Group Corp. ("Quinta"), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.
(f)	Pelta Holdings S.A. ("Pelta"), a Nevis holding Company that owns all of the outstanding capital stock of Lance.
(g)	Dynagas Equity Holdings Ltd ("Dynagas Equity"), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta and Seacrown.
(h)	Dynagas Operating GP LLC ("Dynagas Operating GP"), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.
(i)
Dynagas Operating LP ("Dynagas Operating"), a Marshall Islands limited partnership in which the Partnership has 100% percentage interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating GP.

(j)
Dynagas Finance Inc, ("Dynagas Finance") a Marshall Islands Company established on August 6, 2014, in which the Partnership holds, as of August 6, 2014, 100% membership interests and which currently has no operations  in place (Note 11).

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.
Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through the ownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners' common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the  "General Partner"), a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing its initial public offering (the "IPO" or the "Offering") on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters' exercise of their over-allotment option. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.
At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general partnership purposes (Note 3(b)).

On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 units at $22.79 per unit, including 720,000 common units simultaneously offered pursuant to the underwriters' exercise of their over-allotment option. As of June 30, 2014, Dynagas Holding owns 44.0% of the equity interests in Dynagas Partners, including the 0.1% General Partner interest.

On June 23, 2014, the Partnership acquired 100% of the ownership interests in the entity that owns and operates the 2013 built ice class liquefied natural gas carrier Arctic Aurora from Dynagas Holding, the Partnership's Sponsor, for a total consideration of $235.0 million (Note 3(c)).
The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by the Partnership's Chairman of the Board of Directors (Note 3(a)).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, on the basis of the reorganization referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2013 and footnotes thereto included in its' Annual Report on Form 20-F, filed with the SEC on March 25, 2014. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements for the periods presented.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2. Significant Accounting Policies:
A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 25, 2014. There have been no material changes to these policies in the six month period ended June 30, 2014.
During the six month periods ended June 30, 2014 and 2013, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	June 30, 2014	June 30, 2013

A	63%	60%

B	36%	40%
	99%	100%
3. Transactions with related parties:
(a) Dynagas Ltd.

Dynagas Ltd. (or the "Manager"), is a Company beneficially owned by the Partnership's Chairman. With effect from January 1, 2013, following the expiration of its' previous agreements, the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical and administrative management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. As of June 30, 2014, and 2013 each vessel was charged the basis daily management fee of $2.6 and $2.5, respectively. The management agreements also provide for: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager.

          Fees charged for the six month periods ended June 30, 2014 and 2013 for technical and administrative services under the agreement amounted to $1,419 and $1,358, respectively, and are separately reflected as Management fees-related party in the accompanying unaudited interim consolidated statements of income. During the six month periods ended June 30, 2014 and 2013, the Partnership further incurred $539 and $492, respectively, in connection with the commercial services under the agreement, which are separately reflected as Voyage expenses-related party in the accompanying unaudited interim consolidated statements of income. As of June 30, 2014, $252 was due to the Manager in connection with the management agreements which are included in Current Liabilities, Due to related party in the accompanying consolidated balance sheet.  As of June 30, 2014, and December 31, 2013, the Partnership had granted to the Manager working capital advances of $489 and $1,456, respectively, which are separately reflected in Current Assets, Due from related party in the accompanying consolidated balance sheets. The management agreements also provide for an advance equal to $225.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3. Transactions with related parties (continued):
In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of June 30, 2014 and December 31, 2013 amounted to $900 and $675, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
(b) Loan from related party
On November 18, 2013, concurrently with the completion of its' initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its' Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid. No amounts were drawn under the respective facility since then.
(c) Omnibus Agreement –Arctic Aurora acquisition

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor's provisions of certain indemnities to the Partnership.  On April 17, 2014, the Partnership entered into a Share Purchase Agreement to purchase from its' Sponsor 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built ice class liquefied natural gas carrier, which currently operates under a five year time charter, for an aggregate purchase price of $235.0 million. On June 23, 2014 within the context of this transaction, the Partnership completed the acquisition of the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora did not form part of the purchase price and remained with the seller. The purchase price was financed with a portion of the proceeds drawn under a new $340 million senior secured revolving credit facility (Note 5) and the net proceeds from a follow on common units public offering contemplated in June 2014 (Note 8). The Arctic Aurora acquisition was accounted for as a transaction between entities under common control with the amount in excess of the vessel book value totaling to $25.5 million considered a preferential deemed dividend (Note 8).

(d) Executive Services Agreement
On March 20, 2014, the Partnership entered into an executive services agreement with its' Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its' executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538,000 (or $734 based on the € to $ exchange rate as of the balance sheet date) per annum, payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the six month period ended June 30, 2014, the Partnership incurred $458 in connection with this agreement which is included in General and Administrative expenses in the unaudited interim consolidated statements of income. Such amounts were not settled up to June 30, 2014 and are reflected, in this respect, in Current Liabilities as Due to related party in the accompanying consolidated balance sheets.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2013	$540,454	$(87,279)	$453,175
—Acquisitions	209,562		209,562
—Depreciation	—	(6,852)	(6,852)
Balance June 30, 2014	$750,016	$(94,131)	$655,885

As of June 30, 2014, all of the Partnership's vessels were first priority mortgaged as collateral to secure the New $340.0 million Credit Suisse Credit Facility discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Lenders	June 30, 2014	December 31, 2013

Pegasus-Lance-Seacrown	Credit Suisse AG	—	214,085
Pegasus-Lance-Seacrown-Fareastern	Credit Suisse AG	335,000	—
Total		$335,000	$214,085
Less current portion		$20,000	$—

Long-term portion		$315,000	$214,085

$262.1 million Credit Suisse Senior Secured Revolving Credit Facility:

On November 14, 2013, the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility" or "Facility") with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing indebtedness of $346.1 that was outstanding on November 18, 2013, soon after the successful completion of the Partnership's IPO. Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 8, was used to fully repay the then outstanding principal and interest of the three loans outstanding at that time. The Revolving Credit Facility was guaranteed by the Partnership and was secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River and the Clean Energy and bore interest at LIBOR plus margin. The amount available under the Facility would be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. On June 23, 2014, the then outstanding balance of $214.1 million due under respective facility was fully repaid from the proceeds of a new senior secured credit facility concluded on June 19, 2014, discussed below.

The above facility contained certain financial covenants, minimum coverage ratio requirements and minimum liquidity requirements amongst which to maintain total consolidated liabilities of less than 65% of the total consolidated market value adjusted total assets, maintain an interest coverage ratio of at least 3.0 times, maintain at all times non restricted as to withdrawal minimum liquidity equal to at least $22.0 million and maintain a hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the Facility, no less than 130%. In addition, the Prokopiou Family was required to own or control at least 30% of the Partnership's capital and voting rights and 100% of the General Partner's capital and voting rights and the Manager was required to continue to carry out the Partnership's commercial and technical management. Finally, the Facility restricted the Partnership from paying any distributions if an event of default occurred.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):

New $340 million Credit Suisse Senior Secured Revolving Credit Facility:

On June 19, 2014, the Partnership entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility (the "New Facility") with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million outstanding under the Revolving Credit Facility and to fund a portion of the purchase price for the Arctic Aurora acquisition. On June 23, 2014, the Partnership drew down in full the amount available under the respective facility, a part of which, along with the net proceeds from the follow on public common units offering (Note 8), was used to fund the acquisition of the Arctic Aurora (Note 3(c)).  The remainder of the amount drawn under the facility was used to fully repay the then outstanding principal and interest of the Revolving Credit Facility. The New Facility is guaranteed by the Partnership, Dynagas Equity Holding Ltd. and Dynagas Operating LP and is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

The New Facility contains financial and other covenants similar to those of the refinanced facility that require the Partnership to:
•	maintain total consolidated liabilities of less than 65% of the Partnership's consolidated market value adjusted total assets
•	maintain an interest coverage ratio of at least 3.0 times
•	maintain minimum liquidity equal to at least $24.0 million
•	employ at least three vessels in the fleet on charters with a minimum initial term of at least three years at above breakeven costs and
•
maintain a hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility, no less than 130%

In addition, during the security period, the Sponsor, will be required to own, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership (which shall include common and subordinated units of the Partnership) and 100% of the outstanding voting interests and limited liability company interests in the General Partner. Finally, the New Facility similarly restricts the Partnership from paying any distributions if an event of default occurs.

The annual principal payments for the outstanding bank debt as of June 30, 2014 required to be made after the balance sheet date were as follows:

Period/ Year ending December 31,	Amount
2014 (period)	$10,000
2015	20,000
2016	20,000
2017	20,000
2018	20,000
2019 and thereafter	245,000
$335,000
The Partnership's weighted average interest rate on its' long-term debt for the six month periods ended June 30, 2014 and 2013 was 3.1% and 2.3%, respectively.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):
Total interest incurred on long-term debt for the six month periods ended June 30, 2014 and 2013 amounted to $3,372 and $4,317, respectively, and, is included in Interest and finance costs (Note 10) in the accompanying unaudited interim consolidated statements of income.
As of June 30, 2014, the Partnership had no unused borrowing capacity under the New Facility. As of June 30, 2014, the Partnership incurred $360 of commitment fees in connection with the undrawn amounts under the refinanced and the new Credit Suisse facilities.
6. Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The carrying amounts of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans and restricted cash approximate the recorded values due to the variable interest rates payable. The fair value of loan from related party is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party is not practicable to be estimated given the terms of the management agreements which provide for periodic adjustment of the working capital advance per vessel in line with the changes in the vessels' daily operating costs. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

7. Commitments and Contingencies:

(a) Long-term time charters:

On April 17, 2014, the Partnership entered into a new 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd ("Gazprom") for the Clean Force. In addition, the Partnership  entered into an agreement with BG Group Plc., the current charterer of the Clean Force, to amend, at no cost to the Partnership, the expiration date of the current time-charter contract from the third quarter of 2016 to July 2015, at which time the new Gazprom contract will take effect. Following the conclusion of the new Gazprom charter and the acceleration of the current charter with BG Group, the Partnership incurred one off non-cash charges of $908 that are presented contra to voyage revenues in the accompanying unaudited interim consolidated statement of income as of June 30, 2014.
The Partnership's future minimum contractual charter revenues under its' non-cancelable long-term time charter contracts as of June 30, 2014, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

Period/Year ending December 31,	Amount
2014 (period)	$57,500
2015	114,221
2016	115,638
2017	84,431
2018	40,081
Thereafter	226,896
$638,767
(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its' vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $7,985. For administrative and technical management fees the Partnership currently pays a daily management fee of $2.6 per vessel (Note 3(a)). Such management fees for the period from July 1, 2014 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $26,960 and are analyzed as follows:

Period/Year ending December 31,	Amount
2014 (period)	$1,895
2015	3,872
2016	4,000
2017	4,108
2018	4,231
Thereafter	8,860
$26,966

8. Partners' Equity:
a) Issuance of units: As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the "General Partner"), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units and all of its incentive distribution rights, which entitle the General Partner to increasing

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):
percentages of the cash the Partnership's distributable cash; in exchange for their beneficial ownership interest in the predecessor companies. The unit and per unit data included in the accompanying unaudited interim condensed consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

b) Initial Public Offering: On November 18, 2013, the Partnership completed its' initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million. The IPO expenditures were fully settled up to June 30, 2014. Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

c) Follow-on offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.6 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred up to June 30, 2014 of $0.5 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). As of June 30, 2014, the Partnership settled $40 of these offering expenses. Simultaneously with the closing of this offering, the Partnership issued $5,526 General Partner units to the Sponsor to allow it to maintain its' 0.1% general partner interest for which the Partnership received $126.
d) Dividends and preferential deemed dividend: The partnership agreement of the Partnership provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:
•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters
•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.

There were no distributions to the partners during the year ended December 31, 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2014, pursuant to a decision taken by the Board of Directors on January 31, 2014. On April 24, 2014 the Partnership's Board of Directors, approved its' cash distribution for the three month period ended March 31, 2014 of $0.365 per unit, or $11.0 million, which was paid on May 12, 2014, to all unitholders of record as of May 5, 2014. In addition, upon acquisition of the Arctic Aurora, the purchase price in excess of the vessel book value at the date of the transaction, totaling to $25.5 million, was considered a preferential deemed dividend to the Sponsor and was allocated to Partner's equity in accordance with the number of units held by the Sponsor.
9. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to each class of units. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.
The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unit holders, are presented below:
Six months ended June 30, 2014

	Unitholders
	General Partner	Common	Subordinated
Net income	$21	$11,413	$9,813
Earnings per unit basic and diluted	$0.70	$0.74	$0.65
Weighted average number of units outstanding, basic and diluted	30,397	15,381,464	14,985,000
Six months ended June 30, 2013

	Unitholders
	General Partner	Common	Subordinated
Net income	$31	$7,038	$15,659
Earnings per unit basic and diluted	$1.04	$1.04	$1.04
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 June 30, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

10. Interest and Finance Costs:
The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:
	Six months ended June 30,
	2014	2013
Interest expense (Note 5)	$3,372	$4,317
Amortization of deferred financing fees	236	268
Commitment fees (Note 5)	360	-
Other	31	6
Total	$3,999	$4,591

11. Subsequent Events:

a)
On July 21, 2014 the Partnership's Board of Directors further approved its' cash distribution for the six month period ended June 30, 2014 of $0.365 per unit, or $13.0 million, which will be paid on or about August 12, 2014, to all unitholders of record as of August 5, 2014.

b)
Furthermore, on July 31, 2014, the Partnership's Board of Directors approved the Management's recommendation for an increase in the quarterly cash distribution paid to common, subordinated and General Partner unitholders of $0.025 per unit (an annualized increase of $0.10 per unit), which will initially become effective for the Partnership's distribution with respect to the quarter ending September 30, 2014.

c)
On August 6, 2014, the Partnership filed with the Securities and Exchange Commission (or the "SEC") a preliminary prospectus on form F-1 with a view to offering a proposed maximum aggregate amount of $250.0 million of the Partnership's Senior Notes with intended maturity being October 30, 2019. As part of the contemplated transaction, the Partnership established a Marshall Islands wholly owned subsidiary, Dynagas Finance, whose activities will be limited to co-issuing the Notes and engaging in other activities incidental thereto.